SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2007
Estimated average burden hours per response . . . . . 11
SCHEDULE 13D
(Amendment No. )

Under the Securities Exchange Act of 1934

Plains Exploration and Production Company
(Name of Company)

Common Stock, par value $0.01
(Title of Class of Securities)

726505100
(CUSIP Number of Class of Securities)

Sandell Asset Management Corp.
40 West 57th Street
26th Floor
New York, NY 10019
Attention: Richard Gashler, General Counsel
212-603-5700

With a Copy to:
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10019
212-756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2007
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 726505100		Page 2 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,808,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,808,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,808,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.9%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 726505100		Page 3 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,674,941
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,674,941
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,674,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 726505100		Page 4 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,808,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,808,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,808,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 726505100		Page 5 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,808,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,808,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,808,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 726505100		Page 6 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castlerigg Global Select Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 866,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 866,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 866,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 726505100		Page 7 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CGS, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 866,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 866,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 866,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 726505100		Page 8 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castlerigg GS Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 866,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 866,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 866,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 726505100		Page 9 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,674,941
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,674,941
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,674,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 726505100	Page 10 of 15 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Plains Exploration & Production Company, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 700 Milam Street, Suite 3100, Houston, Texas 77002.

Item 2.	IDENTITY AND BACKGROUND.

(a) The names of the persons filing this statement on Schedule 13D are Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”); Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”); Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”); Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”); Castlerigg Global Select Fund Limited, a Cayman Islands exempted company (“Castlerigg Global Select”); CGS, Ltd., a Cayman Islands exempted company (“CGS”); Castlerigg GS Holdings, Ltd., a Cayman Islands exempted company (“CGSH”); and Thomas E. Sandell (“Sandell”). Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS, CGSH and Sandell are collectively referred to herein as the “Reporting Persons”. The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock in which such person does not have a pecuniary interest.

(b) The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business address for Castlerigg Global Select, CGS and CGSH is Walker House, P.O. Box 265GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address for each of SAMC and Sandell is c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor, New York, New York 10019.

(c) Castlerigg International is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg International invests substantially all of its assets indirectly in Castlerigg Master Investments, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings. Castlerigg Global Select is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Global Select invests substantially all of its assets indirectly in CGS, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. CGSH is the controlling shareholder of CGS and Castlerigg Global Select is the controlling shareholder of CGSH. SAMC is the discretionary investment manager of Castlerigg International, Castlerigg Holdings, Castlerigg Master Investments, Castlerigg Global Select, CGS and CGSH. Sandell is the controlling shareholder, Chief Executive Officer and Portfolio Manager of SAMC. Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS and CGSH (collectively, the “Instruction C Persons”) is set forth in Appendix III attached hereto.

SCHEDULE 13D

CUSIP No. 726505100	Page 11 of 15 Pages

(d)-(e)  Except as set forth below, during the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

In October 2007, SAMC, Sandell, and certain of SAMC’s employees settled an enforcement matter with the Securities and Exchange Commission (“SEC”) with respect to certain trades of Castlerigg Master Investments in shares of Hibernia Corporation in 2005.  Without admitting or denying the SEC allegations contained in the SEC order, (i) SAMC agreed to accept relief based on charges under Section 10(a) of the Securities Exchange Act of 1934, as amended, and Section 17(a)(2) of the Securities Act of 1933, as amended (“Securities Act”) and paid a civil fine of $650,000, (ii) Sandell agreed to accept relief based on charges of aiding and abetting under Section 10(a) and Rule 10a-1 of the Exchange Act (collectively, the “Short Sale Rule”) and charges under Sections 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”), and paid a civil fine of $100,000, and (iii) certain employees of SAMC agreed to accept relief  based on SEC charges of aiding and abetting under the Short Sale Rule and paid smaller civil fines.  SAMC was also ordered to disgorge the sum of $7,500,000 intended to approximate losses avoided by Castlerigg Master Investments.  Further, each of SAMC, Sandell and certain of SAMC’s employees were censured under the Advisers Act, and SAMC was enjoined from committing any future violations of Section 17(a)(2) of the Securities Act.

(f) Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings are British Virgin Islands companies. SAMC, Castlerigg Global Select, CGS and CGSH are Cayman Islands exempted companies. Sandell is a citizen of Sweden.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the shares of Common Stock reported herein to be held by Castlerigg Master Investments and CGS were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $164.4 million (including commissions) was paid to acquire the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business because they believed the shares, when purchased to be undervalued.

On October 19, 2007, SAMC sent a letter to the Issuer's Chairman, President and CEO, Mr. James Flores, which stated that while it is inclined to support the Issuer's acquisition of Pogo, it is concerned by management's failure to communicate a detailed value realization plan post-acquisition. SAMC urged that such a plan must include: (i) significant asset sales in a timely fashion; (ii) a definitive plan and timetable for the formation of an MLP; and (iii) continued aggressive purchases of its own shares. SAMC stated its belief that undertaking such actions would result in dramatic value creation for

SCHEDULE 13D

CUSIP No. 726505100	Page 12 of 15 Pages

all shareholders of up $90 per share (+80%). The letter notes that, while SAMC is sensitive to the legal issues surrounding management's ability to provide certain details pre-closing, it believes that the Issuer's shareholders will be far less understanding in the future should the Issuer fail to produce a concrete plan and take action. A copy of this letter is attached hereto as Exhibit A and incorporated herein by reference.

Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Representatives of SAMC have engaged and may in the future engage in discussions with members of the Board and management as well as with other shareholders of the Issuer and other interested parties regarding the contents of the October 19, 2007 letter and other matters of interest to the Issuer’s shareholders, including the Issuer's business, operations, governance, strategy and future plans.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The amount and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is reported herein as of the close of business on October 18, 2007. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell may be deemed to beneficially own the 2,808,455 shares of Common Stock held by Castlerigg Master Investments, representing approximately 3.9% of the outstanding shares of Common Stock. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell may be deemed to beneficially own the 866,486 shares of Common Stock held by CGS, representing approximately 1.2% of the outstanding shares of Common Stock. The Reporting Persons may be deemed to be a “group,” which “group” may be deemed to beneficially own an aggregate of 3,674,941 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock. The percentages used herein are based upon the 72,800,000 shares of Common Stock reported to be outstanding as of July 31, 2007 by the Issuer in its quarterly report on Form 10-Q for the period ended June 30, 2007, filed with the Securities and Exchange Commission on August 7, 2007.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,808,455 shares of Common Stock held by Castlerigg Master Investments. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell

SCHEDULE 13D

CUSIP No. 726505100	Page 13 of 15 Pages

has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 866,486 shares of Common Stock held by CGS.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix I hereto.

(d) No person other than Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Castlerigg Master Investments. No person other than CGS, CGSH, Castlerigg Global Select, SAMC and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by CGS.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS ORRELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as appendices and exhibits:

Appendix I:	Transactions Effected During the Past Sixty Days
Appendix II:	Joint Filing Agreement, dated October 19, 2007
Appendix III:	Information Regarding the Instruction C Persons
Appendix IV:	Powers of Attorney
Exhibit A:	Letter to Issuer dated October 19, 2007

SCHEDULE 13D

CUSIP No. 726505100	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2007

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

SCHEDULE 13D

CUSIP No. 726505100	Page 15 of 15 Pages

CASTLERIGG GOBAL SELECT FUND, LIMITED
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CGS, LTD.
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CASTLERIGG GS HOLDINGS, LTD.
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

THOMAS E. SANDELL

/s/ Thomas E. Sandell
Thomas E. Sandell, individually

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All Transactions were regular market transactions effected on the New York Stock Exchange)

Date of transaction	Person effecting transaction	Amount of securities Bought/(Sold)	Price per share or unit
09/06/2007	CGS	150,000	41.37
09/06/2007	Castlerigg Master Investments	450,000	41.37
09/06/2007	CGS	350,000	41.35
09/06/2007	Castlerigg Master Investments	1,050,000	41.35
09/07/2007	CGS	75,606	41.22
09/07/2007	Castlerigg Master Investments	224,394	41.22
10/09/2007	Castlerigg Master Investments	50,000	45.0344
10/10/2007	Castlerigg Master Investments	115,000	47.248

APPENDIX II

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 19, 2007

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CASTLERIGG GLOBAL SELECT FUND LIMITED
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CGS, LTD.
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CASTLERIGG GS HOLDINGS, LTD.
By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

THOMAS E. SANDELL

/s/ Thomas E. Sandell
Thomas E. Sandell, individually

APPENDIX III

INFORMATION REGARDING THE INSTRUCTION C PERSONS

Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select have no executive officers or directors other than as follows:

Sandell serves as an executive officer of SAMC.

Sandell Director Services LLC serves as a director of SAMC, Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

InterCaribbean Services Ltd. serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O’Brien and Richard Gashler serve as executive officers of SAMC.

Hilmi Unver serves as a director of CGS, CGSH and Castlerigg Global Select.

To the best of the Reporting Persons’ knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.

Name	Principal Occupation	Address	Citizenship/Place of Organization
Sandell	See Item 2	See Item 2	See Item 2

Sandell Director Services LLC	Director Services	c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor New York, New York 10019	Delaware

Mignon	Executive of an investment manager	Le Prince de Galles 10 Avenue de Grande-Bretagne MC-98000 Monte-Carlo MONACO	Belgium

InterCaribbean Services Ltd.	Fund Administrator	c/o Citco BVI Limited Citco Building Wickhams Cay PO Box 662 Road Town, Tortola British Virgin Islands	Curacao, Netherlands Antilles

O’Brien	Chief Financial Officer of SAMC	40 West 57th Street, 26th Floor New York, New York 10019	United States

Gashler	General Counsel of SAMC	40 West 57th Street, 26th Floor New York, New York 10019	United States

Unver	Portfolio Manager	98 rue de Saint-Jean case postale 5240 CH-1211 Geneve 11 Switzerland	Switzerland

APPENDIX IV

POWERS OF ATTORNEY

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Master Investments Ltd., whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	October 19, 2007

CASTLERIGG MASTER INVESTMENTS LTD. By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Sandell Asset Management Corp., whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	October 19, 2007

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Limited, whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	October 19, 2007

CASTLERIGG INTERNATIONAL LIMITED By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Holdings Limited, whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	October 19, 2007

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Global Select Fund Limited, whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	October 19, 2007

CASTLERIGG GLOBAL SELECT FUND LIMITED By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that CGS, Ltd., whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	October 19, 2007

CGS, LTD. By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg GS Holdings, Ltd., whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	October 19, 2007

CASTLERIGG GS HOLDINGS, LTD. By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Thomas E. Sandell, whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as his attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	October 19, 2007

/s/ Thomas E. Sandell
Thomas E. Sandell